SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

         SOURCE MEDIA, INC. (f/k/a HB Communications Acquisition Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    404091100
                              ---------------------
                                 (CUSIP Number)

                                    Copy to:
Mr. Edward Grinacoff                              Stephen A. Cohen, Esq.
21st Century Communications                       Morrison Cohen Singer
 Partners, L.P.                                    & Weinstein, LLP
767 Fifth Avenue, 45th Floor                      750 Lexington Avenue
New York, New York 10153                          New York, New York 10022
Telephone (212) 754-8100                          Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 8, 1995
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))


                                 - 1 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,141,892 shares                                   10.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             542,238 shares                                      5.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,141,892 shares                                   10.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        542,238 shares                                      5.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,684,130 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 2 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               388,478 shares                                      3.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,295,652 shares                                   11.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        388,478 shares                                      3.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,295,652 shares                                   11.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,684,130 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 3 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               153,760 shares                                      1.5%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,530,370 shares                                   13.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        153,760 shares                                      1.5%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,530,370 shares                                   13.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,684,130 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 4 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael J. Marocco
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               35,226 shares                                       0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,684,130 shares                                   15.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        35,226 shares                                       0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,684,130 shares                                   15.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,719,356 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 5 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Lewis
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               35,226 shares                                       0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,684,130 shares                                   15.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        35,226 shares                                       0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,684,130 shares                                   15.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,719,356 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 6 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John Kornreich
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               35,226 shares                                       0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,684,130 shares                                   15.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        35,226 shares                                       0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,684,130 shares                                   15.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,719,356 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 7 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Harvey Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               61,639 shares                                       0.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,684,130 shares                                   15.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        61,639 shares                                       0.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,684,130 shares                                   15.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,745,769 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 8 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Andrew Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               8,807 shares                                        0.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,684,130 shares                                   15.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        8,807 shares                                        0.1%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,684,130 shares                                   15.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,692,937 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 9 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               62,210 shares                                       0.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,970,380 shares                                   17.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        62,210 shares                                       0.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,970,380 shares                                   17.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,032,590 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      17.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 10 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               61,210 shares                                       0.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,734,130 shares                                   15.5%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        61,210 shares                                       0.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,734,130 shares                                   15.5%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,340 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 11 of 18 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               61,210 shares                                       0.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,734,130 shares                                   15.5%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        61,210 shares                                       0.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,734,130 shares                                   15.5%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,340 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 12 of 18 -

      This statement, dated December 8, 1995, constitutes Amendment No. 3 to the
Schedule 13D, dated March 24, 1995, regarding the reporting persons' ownership of certain securities of Source Media, Inc. (formerly known as HB Communications Acquisition Corp.) (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall state the information which has materially changed since the filing of the Schedule.

ITEM 2. Identity and Background

      9. (a) Barry Rubenstein, a shareholder, President and director of InfoMedia, a shareholder and an officer of Dalewood Associates, Inc. ("Dalewood"), the general partner of Dalewood Associates, L.P., a general partner of Applewood Associates, L.P. ("Applewood") and Woodland Partners, an officer and director of Applewood Capital Corp. ("AC Corp"), a general partner of Applewood, and a member of the Advisory Committee of the Issuer.

      10. (a) Barry Fingerhut, a shareholder, Executive Vice President and director of InfoMedia, a general partner of Applewood and an officer and director of AC Corp, a general partner of Applewood.

      11. (a) Irwin Lieber, a shareholder, Secretary, Treasurer and a director of InfoMedia, a general partner of Applewood, an officer and director of AC Corp, a general partner of Applewood, and a member of the Advisory Committee of the Issuer.

ITEM 3. Source and Amount of Funds or Other Consideration.

            On December 8, 1995, 21st Century, T-E and Foreign each acquired shares of Common Stock on the open market at $10.50 per share, acquiring an aggregate of 50,000 shares. On December 8, 1995, Applewood acquired 50,000 shares of Common Stock on the open market at $10.50 per share. Each of 21st Century, T-E and Foreign and Applewood used their working capital to acquire shares of Common Stock of the Issuer.

            The Issuer declared a 1-for-2 reverse split effective on October 10, 1995 (the "Split"). As a result of the Split, the issued and outstanding shares of Common Stock of the Issuer was reduced. On December 7, 1995, the Issuer had a public offering of shares of Common Stock, which raised the number of issued and outstanding shares of Common Stock to 9,946,162.


                                 - 13 of 18 -

            The amount of funds used in acquiring the shares of Common Stock are set forth below:

            Name                                Amount of Consideration
            ----                                -----------------------
            21st Century                              $   355,950
            T-E                                       $   120,750
            Foreign                                   $    48,300

ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 9,946,162 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated December 7, 1995) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 8, 1995:

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                            Beneficially Owned(1)   Beneficially Owned(1)
----                            ---------------------   ---------------------

21st Century Communications          1,684,130(2)               15.0%
Partners, L.P.

----------
(1) Includes shares of Common Stock issuable upon the exercise of the Warrants and the Rights.

(2) Includes 293,341 shares of Common Stock, 635,949 shares of Common Stock issuable upon the exercise of the Warrants and 212,602 shares of Common Stock issuable upon the exercise of the Rights. 21st Century disclaims beneficial ownership of 388,478 shares of Common Stock owned by T-E and 153,760 shares of Common Stock owned by Foreign.


                                 - 14 of 18 -

                                    Shares of           Percentage of Shares
                                  Common Stock             of Common Stock
Name                           Beneficially Owned        Beneficially Owned
----                           ------------------        ------------------
21st Century Communications      1,684,130  (3)                 15.0%
T-E Partners, L.P.
21st Century Communications      1,684,130  (4)                 15.0%
Foreign Partners, L.P.
Michael J. Marocco               1,719,356  (5)                 15.3%
Barry Lewis                      1,719,356  (5)                 15.3%
John Kornreich                   1,719,356  (5)                 15.3%
Harvey Sandler                   1,745,769  (5)                 15.5%
Andrew Sandler                   1,692,937  (5)                 15.1%
Barry Rubenstein                 2,032,590  (5)(6)(7)           17.7%
Irwin Lieber                     1,795,340  (5)(6)              16.0%
Barry Fingerhut                  1,795,340  (5)(6)              16.0%

            (b) By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,684,130 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock. Michael J. Marocco has sole power to vote and to dispose of 35,226 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being the majority shareholder and director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote and to dispose of 1,684,130 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock. Barry Lewis has sole power to vote and to dispose of 35,226 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

----------
(3) Includes 99,772 shares of Common Stock, 216,374 shares of Common Stock issuable upon the exercise of the Warrants and 72,332 shares of Common Stock issuable upon the exercise of the Rights. T-E disclaims beneficial ownership of 1,141,892 shares of Common Stock owned by 21st Century and 153,760 shares of Common Stock owned by Foreign.

(4) Includes 39,257 shares of Common Stock, 85,615 shares of Common Stock issuable upon the exercise of the Warrants and 28,618 shares of Common Stock issuable upon the exercise of the Rights. Foreign disclaims beneficial ownership of 1,141,892 shares of Common Stock owned by 21st Century and 388,478 shares of Common Stock owned by T-E.

(5) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

(6)   Includes 50,000 shares of Common Stock owned by Applewood Associates, L.P.

(7) Includes 101,875 shares of Common Stock issuable upon the exercise of a warrant owned by Woodland Partners and 134,375 shares of Common Stock issuable upon the exercise of a warrant owned by Dalewood LP.


                                 - 15 of 18 -

                  By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 1,684,130 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock. John Kornreich has sole power to vote and to dispose of 35,226 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,684,130 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 61,639 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,684,130 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock. Andrew Sandler has sole power to vote and to dispose of 8,807 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a shareholder, officer and director of InfoMedia and Dalewood, and a general partner of Woodland Partners and Applewood, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,970,380 shares of Common Stock, representing approximately 17.2% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 62,210 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 1,734,130 shares of Common Stock, representing approximately 15.5% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 61,210 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 1,734,130 shares of Common Stock, representing approximately 15.5% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 61,210 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

            (c) Except for the transactions described in Item 3, there were no transactions in the Rights, the Warrants or shares of Common Stock of the Issuer by the persons identified in Item 2 of the Schedule effected from October 9, 1995 to December 8, 1995.


                                 - 16 of 18 -

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 12, 1997

                         21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner


                                     By:   s/Harvey Sandler
                                           -----------------------------------
                                           Name:
                                           Title:


                         21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                         L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner


                                     By:   s/Harvey Sandler
                                           -----------------------------------
                                           Name:
                                           Title:


                         21ST CENTURY COMMUNICATIONS FOREIGN
                         PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner


                                     By:   s/Harvey Sandler
                                           -----------------------------------
                                           Name:
                                           Title:

                                      s/Michael J. Marocco
                                    --------------------------------------------
                                          Michael J. Marocco, Individually


                                      s/Barry Lewis
                                    --------------------------------------------
                                          Barry Lewis, Individually


                                      s/John Kornreich
                                    --------------------------------------------
                                          John Kornreich, Individually


                                      s/Harvey Sandler
                                    --------------------------------------------
                                          Harvey Sandler, Individually


                                      s/Andrew Sandler
                                    --------------------------------------------
                                          Andrew Sandler, Individually


                                      s/Barry Rubenstein
                                    --------------------------------------------
                                          Barry Rubenstein, Individually


                                      s/Irwin Lieber
                                    --------------------------------------------
                                          Irwin Lieber, Individually


                                      s/Barry Fingerhut
                                    --------------------------------------------
                                          Barry Fingerhut, Individually



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                 - 18 of 18 -